                 COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY


PRAXAIR, INC. and PX ACQUISITION CORP.,   )
                                          )
                  Plaintiffs,             )
                                          )     C.A. No. 14648
      v.                                  )
                                          )
CBI INDUSTRIES, INC., JOHN E.             )
JONES, LEWIS E. AKIN, WILEY N.            )
CALDWELL, E.H. CLARK, JR.,                )
JOHN F. RIORDAN, GARY E. MACDOUGAL,       )
JOHN T. HORTON, STEPHANIE PACE            )
MARSHALL, ROBERT T. STEWART,              )
EDWARD J. MOONEY, ROBERT J.               )
DAY and ROBERT G. WALLACE,                )
                                          )
                  Defendants.             )


                             AMENDED COMPLAINT

            Plaintiffs, Praxair, Inc. ("Praxair") and PX Acquisition Corp.

("PX"), by their attorneys, as and for their complaint herein, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                            NATURE OF THE ACTION

            1.    Plaintiffs bring this action for injunctive and/or

declaratory relief to prevent defendant CBI Industries, Inc. ("CBI") and its Board of Directors from deploying a Rights Agreement (the "poison pill") and other anti-takeover defenses in violation of fiduciary duties owed to CBI's stockholders and to compel CBI to include Praxair in the exploration of strategic alternatives that the CBI Board is currently pursuing with certain unidentified third parties in response to Praxair's offer to purchase all of CBI's outstanding common stock.
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



            2.    CBI has experienced an extended period of poor

performance and disappointing earnings.  This poor performance has been reflected in a decline in its stock price from $30 in September 1994 (the last time the stock even traded as high as $30 per share) to a level of

$20 1/8 on October 27, 1995.  Despite this steep and consistent decline --

and perhaps because of it -- CBI's board has chosen to insulate itself against any takeover attempts by adopting an array of takeover defense measures, including a poison pill with an extremely low 10% threshold.

            3.    Fortunately for CBI's stockholders, a means of escape has

emerged.  On October 29, 1995, Praxair announced that it had proposed to the Board of Directors of CBI a merger in which stockholders of CBI would receive consideration of $32 per common share of CBI, either in Praxair stock or in cash (the "Proposal").  On November 3, 1995, after CBI's Board failed to act on the merger proposal, Praxair, through its wholly-owned subsidiary PX, commenced a tender offer for all of CBI's outstanding common shares at a price of $32 per share in cash (the "Tender Offer").  Praxair's

Tender Offer represents a substantial premium over the market price for CBI shares prior to Praxair's announcement of the Proposal.

            4.    In response to the Tender Offer, CBI announced on

November 16, 1995, that it was rejecting Praxair's offer as inadequate and refusing to redeem the poison pill, thus effectively precluding Praxair and

CBI shareholders from consummating the Tender Offer.  Furthermore, the CBI

Board
announced that it has been "actively explor[ing] alternatives to maximize stockholder value" with certain third parties, but has steadfastly refused to negotiate either the Proposal or Tender Offer with Praxair -- the only third party that has to date been willing to step forward and publicly offer value to CBI's shareholders.

            5.    The Tender Offer does not pose any threat to the

interests of CBI's stockholders or to CBI's corporate policy and effectiveness.  To the contrary, it will provide CBI's stockholders with a substantial premium to the market price that has resulted from current management's stewardship of the company.  The CBI Board's stonewalling of the Praxair offer contradicts its stated intention to "explore alternatives to maximize stockholder value" and is a breach of its fiduciary duties to

Praxair and its other stockholders.

            6.    The CBI Board should not be allowed to use the poison

pill and other anti-takeover defenses to prevent Praxair's valid non-

coercive offer from being presented to its stockholders while it simultaneously pursues "strategic alternatives" with other third parties.

If CBI is sincere in its efforts to explore alternatives to maximize value,

it must include Praxair in those efforts either by rendering its anti-

takeover defenses inapplicable to the Tender Offer and open negotiations with Praxair and provide Praxair equal access to information it is giving other third parties.

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                                THE PARTIES

            7.    Plaintiff Praxair is a Delaware corporation with its

principal place of business in Danbury, Connecticut.  Praxair is a supplier of various industrial gases, with 1994 sales of $2.7 billion.  Praxair is beneficial owner of approximately 79,200 shares of CBI common stock.

            8.    Plaintiff PX is a Delaware corporation, a wholly-owned

subsidiary of Praxair, and beneficial owner of 100 shares of CBI common stock.

            9.    Defendant CBI is a Delaware corporation with its

principal place of business in Oak Brook, Illinois.  CBI is a supplier of various industrial gases and is also engaged in construction and (through investments) terminal operation.

            10.   Defendant John E. Jones is Chairman and Chief Executive

Officer, President, and a director of CBI.  The remaining individual defendants are all directors of CBI.

                                 BACKGROUND

            11.   CBI's earnings have consistently failed to meet consensus

projections by market analysts -- a problem that has resulted in a continued downward slide in its share price and underperformance relative to leading market indicators.  For example, while the S&P Specialty

Chemical Index rose 20.7% between January 1, 1995 and October 27, 1995,

CBI's stock price declined 21.5% during the same period.  CBI's market performance fares even worse when compared with the S&P 500 Index, which increased 26.2% between January 1, 1995 and October 27, 1995.  Management has done nothing to reverse this decline.  "CBI's
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



management has shown total disregard for shareholders and absolutely no interest in enhancing shareholder value,"  observed Anthony Orphanos, a managing director of Warburg Pincus Counselors and manager or co-manager of funds that, at the time, held 1.5 million CBI shares (about 4% of the shares outstanding), as quoted in the Chicago Sun Times on October 31,

1995.

            12.   In December 1994, H. William Lichtenberger, Chairman and

Chief Executive Officer of Praxair, contacted Mr. Jones to advise him of

Praxair's willingness to consider a variety of possible transactions with

CBI involving its industrial gas business.  Mr. Jones indicated he would contact Praxair if he wished to pursue such a transaction.

            13.   On May 19, 1995, Mr. Lichtenberger and Mr. Jones met in

Chicago, Illinois and Mr. Lichtenberger raised with Mr. Jones a variety of possible transactions between Praxair and CBI, including the possibility of a business combination between Praxair and CBI.  Mr. Jones indicated he would consider Mr. Lichtenberger's ideas and respond after such consideration.

            14.   Having heard no response from Mr. Jones, on August 28,

1995, Mr. Lichtenberger telephoned Mr. Jones to solicit a response regarding the possible transactions discussed at the May 19, 1995 meeting.

During that call Mr. Jones agreed to travel to New York on August 31, 1995 to meet with Mr. Lichtenberger to disucss a possible transaction.

            15.   On August 31, 1995, Mr. Lichtenberger and Mr. John A.

Clerico, Vice President and Chief Financial Officer of Praxair, met with

Mr. Jones and Mr. A.J. Schneider, Chief
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



Financial Officer of CBI, and discussed further a possible business combination between Praxair and CBI.  At the conclusion of the meeting, Mr.

Jones indicated he would contact Mr. Lichtenberger after the Labor Day holiday.  On September 5, 1995, Mr. Jones called Mr. Lichtenberger to discuss further the possible business combination that had been the subject of the August 31 meeting.  Mr. Jones indicated on that call that he wanted to consider the matter further and they should talk further on Mr.

Lichtenberger's return from a scheduled overseas trip.

            16.   On October 20, 1995, Mr. Jones telephoned Mr.

Lichtenberger to indicate that CBI had decided to discontinue their discussions relating to a business combination between Praxair and CBI.

            17.   On October 27, Mr. Lichtenberger sent the Proposal to Mr.

Jones, stating in pertinent part (a copy of the full letter is annexed hereto as Exhibit A):

                  As you know, over the past six months you and
            I have had several discussions regarding a possible transaction to effect a merger of our respective companies. Based on our conversations, I think we both realize that significant benefits could be realized by both our companies from such a transaction. Therefore, I was greatly disappointed when you told me on October 20 that you had decided not to continue our discussions.

                  As I told you during that telephone conversa-
            tion, in recent weeks we at Praxair have continued to carefully study the dynamics and potential advantages of a business combination of Praxair and CBI. As a result, we now feel even more strongly that such a business combination of our companies would result in significant strategic benefits for both our companies and our respective shareholders. In light of your current position which you communicated to me on October 20, and given what we continue to view as the compelling rationale for a business combination, we have decided that the best way to proceed is for Praxair to submit a specific proposal to your Board of Directors for its formal consideration.

                  Accordingly, on behalf of the Board of
            Directors of Praxair, I am pleased to propose herewith the merger of Praxair and CBI pursuant to which your shareholders would receive $32.00 for each share of CBI common stock, which we would propose to pay in either cash or Praxair common stock. Our proposal to effect a merger of Praxair and CBI is subject to the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and closing conditions.

                        *           *           *

                  While we would very much prefer that a
            business combination of our companies be effected pursuant to the negotiation of a merger on the terms we have proposed, you and your Board should appreciate that if your Board rejects our proposal to negotiate a merger, we reserve the right to propose directly to the shareholders of CBI a cash offer for CBI by Praxair.

            18.   On November 3, 1995, after CBI's Board failed to act on

Praxair's merger proposal, PX commenced the Tender Offer for all outstanding shares of CBI's Common Stock, at a price of $32 per share in cash.  The Offer to Purchase disseminated in connection with the Tender

Offer states that if the Offer is consummated, as soon as practicable thereafter, PX will seek to consummate a merger between CBI and PX or another direct or indirect wholly-owned subsidiary of Praxair (the "second step merger") at a price equal to the price per share paid in the Tender

Offer.  The Tender Offer is scheduled to expire on
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



December 4, 1995, unless extended, and is conditioned on, inter alia, (a)

the tendering of at least a majority of CBI's outstanding Common shares,

measured on a fully-diluted basis, on the date of purchase; (b) CBI's redemption of its poison pill (discussed below, at paragraphs 25 to 30) or the pill having been invalidated by the Court or otherwise rendered inapplicable to the Tender Offer and the second-step merger; (c) Praxair being satisfied that no supermajority vote will be required by Articles

Tenth and Fifteenth of CBI's Restated Certificate of Incorporation

(discussed below, at paragraphs 31 to 40) to approve the second-step merger; and (d) Praxair being satisfied that section 203 of the Delaware

General Corporate Law will not apply to a second-step merger.

            19.   On November 6, 1995, Praxair obtained commitments of $1.5

billion for a credit facility that will total $3.0 billion in lender commitments, of which $1.5 billion will be used by Praxair to advance funds to PX to consummate the Tender Offer.  An additional $1 billion will be used to refinance existing CBI debt.

            20.   In a filing pursuant to Section 14 of the Securities

Exchange Act of 1934 on November 16, 1995 (the "Schedule 14D-9 filing") (a copy of which is annexed hereto as "Exhibit B"), CBI's Board announced that it was recommending that its stockholders reject the Tender Offer because,

according to the Board, the $32 price is inadequate.  The "inadequacy"

characterization comes despite the fact that the $32 price represents a premium of $11.85 per share (or 59%) over the market
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



price of CBI shares on the day prior to Praxair's announcement of the merger proposal, and $9.625 per share (or 43%) over the average of the market price of CBI shares ($22.375 per share) for the thirty days immediately prior to such announcement.

            21.   CBI's Board has made its "recommendation" a self-

executing mandate by also failing to remove the poison pill and other anti-

takeover devices that effectively prevent Praxair from consummating the

Tender Offer.

            22.   In its Schedule 14D-9 filing, CBI's Board also stated

"that the interests of the Company's stockholders would be best served if the Company were to actively explore alternatives to maximize stockholder value", and claimed that "the Company is in the preliminary stages of discussion or negotiation concerning a possible transaction involving the

Company . . ., having entered into confidentiality and standstill agreements concerning the furnishing of confidential information to parties indicating an interest in such a transaction and having responded to due diligence inquiries.  In addition, the Company has had preliminary discussions with other parties regarding their potential interest in such a transaction."

            23.   In contrast to its apparent dealings with other third

parties, CBI continues to refuse to negotiate with Praxair.

            24.   Praxair is entitled to be treated as an equal suitor for

CBI so that the goal expressed by CBI -- to maximize stockholder value --

can truly be attained.  The CBI Board's continued failure to negotiate with

Praxair, provide equal access to all information provided to other potential suitors for CBI
and remove the poison pill while simultaneously exploring alternative transactions with other third parties constitutes a breach of CBI Board's fiduciary duties.

                        CBI's ANTI-TAKEOVER DEFENSES

            25.   CBI has a battery of "state-of-the-art" takeover defenses

which combine to effectively prevent the takeover of the Company absent board approval.

            The Poison Pill

            26.   On March 4, 1986, the Board of Directors of CBI entered

into a Rights Agreement (the "poison pill"), pursuant to which Rights were issued to holders of Common Stock.  The Rights are not exercisable and trade with the Common Stock until occurrence of a Distribution Date.

            27.   Under the poison pill as originally adopted, "flip-in"

rights were triggered when any person acquired 20% or more of CBI's common stock.  The 20% trigger was reduced to 10% by an amendment to the poison pill effective as of December 20, 1994.  The reduction in the pill threshold was apparently intended to discourage the efforts of Airgas Inc.

to purchase CBI's industrial gas unit.  The measure achieved the desired result:  Airgas dropped its bid four weeks after the poison pill was amended.

            28.   The poison pill makes prohibitively expensive any

acquisition of more than 10% of CBI's Common Stock.  The most important deterrent features of the poison pill are its flip-in and exchange provisions.  The flip-in is a pure "status" flip-in based on the 10%

trigger. It does not require any self-dealing conduct. If any person or entity acquires beneficial ownership of 10% of

CBI's outstanding common stock, all other holders get the right to buy additional shares at half price.  The number of additional shares that can be purchased will cause massive dilution of the 10% stockholder.  For example, with the common stock trading at approximately $20 1/8 (as it was when Praxair proposed a merger at $32 per share), the flip-in would have given stockholders the right to receive, for half price, about 7.5 shares of CBI common stock for each CBI share already held.

            29.   Under the exchange provision, the CBI Board can cause the

same type of dilution caused by the flip-in regardless of whether the stockholders actually exercise their flip-in rights.  If a stockholder reaches the 10% ownership level, the CBI Board can simply distribute one share of CBI common stock for each share held by every stockholder except the 10% stockholder.  The resulting dilution would deter any rational stockholder from crossing the 10% line.

            30.   The only way for a stockholder to avoid the dilution

caused by the poison pill is to receive the approval of the CBI Board prior to reaching the 10% ownership level.  The Board can give this approval directly by approving a "permitted tender offer," or indirectly by redeeming the rights (which must be done within 20 days after a stockholder crosses the 10% level) or, prior to the time the 10% level is crossed, by amending the terms of the poison pill.

            31.   Thus, by adopting the poison pill the CBI Board has given

itself complete power to prevent any stockholder from acquiring 10% of CBI's stock. The poison pill effectively allows the Board to preclude any attempt to acquire more than 10% of CBI, even acquisition attempts that provide substantial benefits to CBI's stockholders.  Given the current circumstances of CBI and the attractive offer made by Praxair,

the CBI Board's fiduciary duties require them to either redeem the Rights or render them inapplicable to the Tender Offer.

            CBI's Restated Certificate of Incorporation

            32.   The poison pill does not exist in a vacuum.  Rather, it

stands beside and works with CBI's Restated Certificate of Incorporation and By-Laws.

            33.   Article Tenth of CBI's Restated Certificate of

Incorporation prohibits an entity from effecting a merger or consolidation with CBI unless such transaction is approved by an affirmative vote of the holders of at least two-thirds of the outstanding Common Stock entitled to vote and at least two-thirds of each series of shares of Preferred Stock entitled to vote as a class on such issue.  However, if the Board of

Directors has recommended the merger, then such a merger can be consummated after the approval of a simple majority of the outstanding shares of each class of stock entitled to vote on such issue.

            34.   Article Fifteenth of CBI's Restated Certificate of

Incorporation, entitled "Business Combinations," prohibits, except upon the affirmative vote of at least 80% of all outstanding shares of Common Stock entitled to vote and at least 80% of each series of Preferred Stock entitled to vote as a class on the issue, certain business combinations,

including mergers
and consolidations, between CBI and any "Interested Stockholder" (defined as, inter alia, any person, including all affiliates and associates of such person, who is the beneficial owner, or has the right to acquire, exercise or direct the exercise of votes, of more than 10% of the voting power of

CBI's outstanding Voting Stock).

            35.   An Interested Stockholder proposing a merger or

consolidation can avoid the 80% stockholder approval requirement only if either (i) the transaction has been approved by a majority of the

"Continuing Directors" (defined as directors who are unaffiliated with the

Interested Stockholder and were members of the Board prior to the time that the Interested Stockholder became an Interested Stockholder), or (ii)

certain "price and procedure requirements" have been met.

            36.   Thus, even if the poison pill were redeemed or enjoined,

Articles Tenth and Fifteenth raise the vote level necessary for a business combination to be approved to excessive levels and raise unreasonable roadblocks to an acquisition of CBI.  Given the current circumstances of

CBI and the attractive offer made by Praxair, the CBI Board's fiduciary duties require them to render these Articles inapplicable to the Tender

Offer and second-step merger.

            37.   Other provisions of CBI's Restated Certificate of

Incorporation and By-Laws sharply limit the ability of shareholders to remove or otherwise influence directors.  Article Fourteenth of the

Certificate eliminates the shareholders' right to act by written consent without a meeting.  The By-Laws
prohibit the shareholders from calling special meetings.  Together, these provisions prevent the shareholders from exercising their franchise except at an annual meeting.

            38.   Once the annual meeting comes, other provisions limit the

effect of the stockholders' vote.  Article Sixth of the Certificate creates a classified ("staggered") board, and thus only one-third of the incumbent directors face an election at the annual meeting.  The stockholders cannot avoid this provision by modifying the size of the board because the

Certificate reserves this power to the incumbent directors.  Moreover the incumbents will run for re-election unopposed unless stockholders wishing to nominate an alternative slate provide a detailed notice of their intention at least sixty days prior to the meeting, as the By-Laws require.

            39.   The shareholders' ability to assert their rights by

amending these provisions is also limited.  Article Tenth of the

Certificate provides that any charter amendment not "recommended" by the

CBI Board requires the approval of at least two-thirds of the outstanding voting stock, and under the By-Laws notice of an intention to propose an amendment to the Certificate must be given sixty days before the annual meeting.  The business combination provisions of Article Fifteenth of the

Certificate cannot be amended without 80% approval.  The stockholders cannot approve the By-Laws without two-thirds approval.

            40.   In sum, CBI's Restated Certificate of Incorporation and

By-Laws work together to limit the stockholders' ability to approve acquisition transactions and
severely limit the effectiveness of the stockholder franchise and the stockholders' ability to assert their will in a proxy contest.

            Delaware General Corporation Law, Section 203

            41.   Section 203 of the Delaware General Corporation Law

applies to any Delaware corporation that has not opted out of the statute's coverage.  CBI has not opted out of the statute's coverage.

            42.   The statute provides that if a person acquires 15% or

more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" (defined to include a merger or consolidation) with the corporation for three years after the interested stockholder becomes such,

unless (i) prior to such stockholder's crossing the 15% threshold, the corporation's board of directors has approved either the acquisition of stock or the business combination, or (ii) the interested stockholder acquires at least 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold, or (iii) on or subsequent to the date that the stockholder crosses the 15% threshold, the business combination is approved by the corporation's board of directors and is authorized at an annual or special meeting of the corporation's stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

            43.   Section 203 was intended to impede coercive tender

offers.  The Tender Offer is not coercive.  Thus no justification exists for CBI's Board's refusal to take action that would render Section 203 inapplicable to the Tender Offer and second-step merger.

                             IRREPARABLE INJURY

            44.   Plaintiffs do not have an adequate remedy at law.  In

light of the defendants' decision to preclude the Tender Offer through the use of the poison pill and other defensive measures and to exclude Praxair from their purported exploration of strategic alternatives, only the exercise of this Court's equitable powers will permit plaintiffs to fairly present the Tender Offer to CBI's stockholders.  Absent such relief, CBI's shareholders will suffer immediate and irreparable injury.

                     AS AND FOR A FIRST CAUSE OF ACTION
                            (Injunctive Relief)

            45.   Plaintiffs repeat and reallege each and every allegation

contained in paragraphs 1 through 44 above, as if fully set forth herein.

            46.   CBI's Board's use of the poison pill and other anti-

takeover defenses in the current circumstances is a violation of their fiduciary duties because they (i) deter acquisition proposals, including,

but not limited to, the attractive proposal made by Praxair, (ii) shelter a poor-performing management from a change in control, and (iii) deprive CBI stockholders of the opportunity to achieve value for their shares.  This ongoing violation of their fiduciary duties, and the resulting irreparable injury to CBI's shareholders, will continue unless enjoined.

            47.   Plaintiffs do not have an adequate remedy at law.

                    AS AND FOR A SECOND CAUSE OF ACTION
                          (Declaratory Judgment)

            48.   Plaintiffs repeat and reallege each and every allegation

contained in paragraphs 1 through 47 above, as if fully set forth herein.

            49.   An actual dispute exists as to whether the CBI Board of

Directors is acting in accordance with its fiduciary duties by continuing to employ the poison pill and other anti-takeover devices to deter attempts to acquire CBI notwithstanding the poor performance by CBI's management and the attractive proposal by Praxair.  A declaratory judgment should be entered determining that the fiduciary obligations of CBI's Board require it to take such actions as are necessary to render the poison pill and other anti-takeover defenses inapplicable to the Tender Offer.

            50.   Plaintiffs do not have an adequate remedy at law.

                     AS AND FOR A THIRD CAUSE OF ACTION
                            (Injunctive Relief)

            51.   Plaintiffs repeat and reallege each and every allegation

contained in paragraphs 1 through 50 above, as if fully set forth herein.

            52.   CBI's exploration of alternatives with other unidentified

parties while deliberately and purposefully excluding Praxair from that process is a violation of the Board's fiduciary duties because it precludes

Praxair from competitively
bidding for CBI and, thus, prevents a true maximization of shareholder value.  This ongoing violation of the CBI Board's fiduciary duties will continue unless the Court enters an injunction ordering CBI to include

Praxair in CBI's search for possible alternatives and to provide to plaintiffs equal access to all information and individuals that CBI provides to other third parties in connection with a possible alternative transaction to the Tender Offer.

            53.   Plaintiffs do not have an adequate remedy at law.


            WHEREFORE, plaintiffs respectfully request that this Court enter an order and judgment:

                  (a)   compelling CBI's Board of Directors to take such

actions as are required to render CBI's poison pill, Articles Tenth and

Fifteenth of CBI's Restated Certificate of Incorporation, and Section 203

of the Delaware General Corporation Law inapplicable to the Praxair's

Tender Offer and second-step merger, and preliminarily and permanently enjoining CBI, its directors, officers, successors, agents, servants,

subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to interfere with the

Praxair's Tender Offer;

                  (b)   declaring that CBI's Board of Directors is in

breach of their fiduciary duty to stockholders of CBI by continuing to deploy the poison pill and other anti-takeover devices;

                  (c) compelling CBI's Board of Directors to include

Praxair and PX in CBI's alleged efforts to maximize CBI stockholder value and providing to Praxair access to all information and

CBI individuals that CBI provides to any other third party in connection with its exploration of alternatives to the Tender Offer; and

                  (d)   granting such other relief as the Court may deem

just and proper.

                                    MORRIS, NICHOLS, ARSHT & TUNNELL


                                    ________________________________
                                    Martin P. Tully
                                    Elaine C. Reilly
                                    1201 North Market Street
                                    P.O. Box 1347
                                    Wilmington, Delaware 19899-1347
                                    (302) 658-9200
                                      Attorneys for Plaintiffs
                                      Praxair, Inc. and
                                      PX Acquisition Corp.

OF COUNSEL:

John L. Hardiman
William L. Farris
Tariq Mundiya
Neil L. Glazer
SULLIVAN & CROMWELL
125 Broad Street
New York, New York  10004
(212) 558-4000


November 17, 1995

                 COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY


PRAXAIR, INC. and PX ACQUISITION    )
CORP.,                              )
                                    )
                  Plaintiffs,       )
                                    )
      v.                            )     C.A. No. 14648
                                    )
CBI INDUSTRIES, INC., JOHN E.       )
JONES, LEWIS E. AKIN,               )
WILEY N. CALDWELL, E.H.             )
CLARK, JR., JOHN F. RIORDAN,        )
GARY E. MACDOUGAL, JOHN T.          )
HORTON, STEPHANIE PACE              )
MARSHALL, ROBERT T. STEWART,        )
EDWARD J. MOONEY, ROBERT J.         )
DAY and ROBERT G. WALLACE,          )
                                    )
                  Defendants.       )


                         PLAINTIFFS' SECOND REQUEST
                        FOR PRODUCTION OF DOCUMENTS


            Plaintiffs request pursuant to Rule 34 of the Rules of the

Court of Chancery that defendants produce the following documents for inspection and copying at the offices of Morris, Nichols, Arsht & Tunnell,

1201 N. Market Street, Wilmington, Delaware 19899 on or before December 17,

1995.

                                DEFINITIONS

         (i)  "Praxair" shall mean Praxair, Inc., a Delaware corporation.

        (ii)  "CBI" shall mean CBI Industries, Inc., a Delaware

corporation.

       (iii)  "Board" shall mean the board of directors of CBI.

        (iv)  "Rights Plan" shall mean the Rights Agreement adopted by

CBI's Board of Directors in 1986, amended and restated in 1989, and further amended in 1994 and 1995.

         (v)  "Rights" shall mean the rights issued to CBI stockholders pursuant to the Rights Plan.

        (vi)  "Proposal" shall mean the proposal for a merger of Praxair and CBI set forth in the letter dated October 27, 1995 from H.W.

Lichtenberger to John E. Jones, a copy of which is annexed as Exhibit A to the Complaint.

       (vii)  "Offer" shall mean the tender offer for all outstanding shares of common stock of CBI at $32.00 per share commenced by PX

Acquisition Corp. on November 3, 1995.

      (viii)  The "14D-9 Filing" shall mean the November 16, 1995 filing by CBI pursuant to Section 14D-9 of the Securities Exchange Act of 1934,

a copy of which is annexed as Exhibit B to the Complaint.

        (ix)  "Document" shall mean and include all written or graphic matter or other means of preserving thought or expression, however produced or reproduced, encompassed by Court of Chancery Rule 34.

         (x)  The terms "reflecting," "referring to," or "relating to"

shall mean directly or indirectly mentioning, discussing, constituting or describing, pertaining to or being connected with, a stated subject matter.

        (xi)  In construing this request: (a) the singular shall include the plural and the plural shall include the singular; (b) the masculine,

feminine or neuter pronoun shall not exclude the other genders; (c) the conjunctions "and" and "or" shall be read either disjunctively or conjunctively so as to bring within the scope of this request all information that might otherwise be construed to be outside its scope; and (d) the word "any" shall be read to mean each and every.

                                INSTRUCTIONS

            A.    Each document is to be produced, with all non-identical

copies and drafts thereof, in its entirety, without abbreviation or redaction.

            B.    The documents requested herein are those dated or

prepared on or after January 1, 1994, unless otherwise specified.

            C.    In the event that any document called for by this Request

is not produced under claim of privilege or other immunity from discovery,

such document shall be identified by stating (i) its author; (ii) each addressee; (iii) each person who has seen or received a copy of the document or with whom the document was discussed; (iv) the document's date,

subject matter, number of pages, attachments and appendices; (v) present custodian of the document; and (vi) the nature of the privilege or immunity asserted.  If the document is not produced under claim of attorney-client privilege, then the name of the attorneys, the name of the clients, and the basis of the alleged privilege shall also be identified.

            D.    This request shall be deemed continuing so as to require

further and supplemental production as the defendants receive or generate additional documents between the time of original production and the time of decision in this matter.

                            Documents Requested

            1.    All documents reflecting, referring or relating to the

Proposal or the Offer.

            2.    All documents reflecting, referring or relating to any

evaluation of the Proposal or the Offer by or for CBI or any of its

officers, directors, or financial or legal advisors.

            3.    All documents reflecting, referring or relating to any

deliberation by any officer or director of CBI concerning the Proposal or the Offer or any contemplated or possible response thereto.

            4.    All documents reflecting, referring or relating to any

advice received by any director of CBI concerning the Proposal or the Offer or any contemplated or possible response thereto.

            5.    All documents reflecting, referring or relating to any

communication between any shareholder of CBI and any representative of CBI concerning the Offer or the Proposal.

            6.    All documents reflecting, referring or relating to the

14D-9 Filing.

            7.    All documents reflecting, referring or relating to any

information (including without limitation any financial projections)

provided by CBI to any financial advisor in connection with such advisor's evaluation of the Proposal or the Offer.

            8.    All documents reflecting, referring or relating to any

discussion or deliberation during any meeting of CBI's Board of Directors concerning the Proposal, the Offer, or any possible business combination between CBI and Praxair.

            9.    All minutes of any meetings of the Board or any meeting

of any subcommittees of the Board.

            10.   All documents provided to the Board reflecting, referring

or relating to any valuation of CBI, its assets or its shares.

            11.   All financial projections prepared by or for CBI and all

documents reflecting, referring or relating to any changes in such projections.

            12.   All documents relating to any communication between any

representative of CBI and any representative of Praxair concerning any possible business combination involving Praxair and CBI.

            13.   All documents reflecting, referring or relating to any

deliberation by CBI's Board of Directors concerning whether to approve the

Offer as a "permitted tender offer" under the Rights Plan or to redeem the

Rights or amend the Rights Plan in response to the Offer.

            14.   All documents reflecting, referring or relating to any

deliberation by CBI's Board of Directors concerning whether to approve the

Offer for purposes of Articles Tenth or Fifteenth of CBI's Certificate of

Incorporation or Section 203 of the Delaware General Corporation Law.

            15.   All documents reflecting, referring or relating to the

opinions of Lehman Brothers Inc. or Merrill Lynch & Co. referred to in the

14D-9 Filing.

            16.   All documents reflecting, relating or referring to the

right to vote or to direct disposition of CBI securities held by or for the

CBI Salaried Employee Stock Ownership Plan.

            17.   All documents concerning any communication between

representatives of CBI and representatives of the trustee for the CBI

Salaried Employees Stock Ownership Plan relating to the Proposal or the

Offer.

            18.   The confidentiality and standstill agreements with third

parties referred to in Item 7 of the 14D-9 Filing.

            19.   All documents provided to third parties pursuant to the

confidentiality and standstill agreements with third parties referred to in

Item 7 of the 14D-9 Filing.

            20.   All documents reflecting, referring or relating to any

information provided to third parties pursuant to the confidentiality and standstill agreements with third parties referred to in Item 7 of the 14D-9

Filing.

            21.   All documents reflecting, referring or relating to any

discussions or negotiations concerning the possible transactions involving

CBI described in Item 7 of the 14D-9 Filing.

                                      MORRIS, NICHOLS, ARSHT & TUNNELL



                                      _________________________________
                                      Martin P. Tully
                                      Elaine C. Reilly
                                      1201 N. Market Street
                                      P.O. Box 1347
                                      Wilmington, DE  19899
                                      (302) 658-9200
                                        Attorneys for Plaintiffs
                                        Praxair, Inc. and
                                        PX Acquisition Corp.

OF COUNSEL:

John L. Hardiman
William L. Farris
Tariq Mundiya
Neil L. Glazer
SULLIVAN & CROMWELL
125 Broad Street
New York, New York  10004
(212) 558-4000


November 17, 1995

                           CERTIFICATE OF SERVICE

            I hereby certify that on this 17th day of November, 1995, I caused two copies of PLAINTIFFS' SECOND REQUEST FOR PRODUCTION OF DOCUMENTS

to be served on counsel for the parties as indicated below:

            VIA HAND DELIVERY

            Todd C. Schiltz, Esquire
            Richards, Layton & Finger
            One Rodney Square
            P. O. Box 551
            Wilmington, DE 19899




                                              _______________________
                                              Elaine C. Reilly

                 COURT OF CHANCERY OF THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY


PRAXAIR, INC. and PX ACQUISITION    )
CORP.,                              )
                                    )
                  Plaintiffs,       )
                                    )
      v.                            )     C.A. No. 14648
                                    )
CBI INDUSTRIES, INC., JOHN E.       )
JONES, LEWIS E. AKIN,               )
WILEY N. CALDWELL, E.H.             )
CLARK, JR., JOHN F. RIORDAN,        )
GARY E. MACDOUGAL, JOHN T.          )
HORTON, STEPHANIE PACE              )
MARSHALL, ROBERT T. STEWART,        )
EDWARD J. MOONEY, ROBERT J.         )
DAY and ROBERT G. WALLACE,          )
                                    )
                  Defendants.       )


                             NOTICE OF SERVICE

            I hereby certify that on this 17th day of November, 1995, I caused copies of PLAINTIFFS' SECOND REQUEST FOR PRODUCTION OF DOCUMENTS to

be served on the defendants CBI INDUSTRIES, INC., JOHN E. JONES, LEWIS E.

AKIN, WILEY N. CALDWELL, E.H. CLARK, JR., JOHN F. RIORDAN, GARY E.

MACDOUGAL, JOHN T. HORTON, STEPHANIE PACE MARSHALL, ROBERT T. STEWART,

EDWARD J. MOONEY, ROBERT J. DAY and ROBERT G. WALLACE as indicated below:

            VIA HAND DELIVERY

            c/o The Corporation Trust Co.
            1209 Orange Street
            Wilmington, DE  19801

                                      MORRIS, NICHOLS, ARSHT & TUNNELL



                                      _________________________________
                                      Martin P. Tully
                                      Elaine C. Reilly
                                      1201 N. Market Street
                                      P.O. Box 1347
                                      Wilmington, DE  19899
                                      (302) 658-9200
                                        Attorneys for Plaintiffs
                                        Praxair, Inc. and
                                        PX Acquisition Corp.

OF COUNSEL:

John L. Hardiman
William L. Farris
Tariq Mundiya
Neil L. Glazer
SULLIVAN & CROMWELL
125 Broad Street
New York, New York  10004
(212) 558-4000


November 17, 1995

                           CERTIFICATE OF SERVICE

            I hereby certify that on this 17th day of November, 1995, I caused copies of the foregoing AMENDED COMPLAINT to be served on the defendants CBI INDUSTRIES, INC., JOHN E. JONES, LEWIS E. AKIN, WILEY N.

CALDWELL, E.H. CLARK, JR., JOHN F. RIORDAN, GARY E. MACDOUGAL, JOHN T.

HORTON, STEPHANIE PACE MARSHALL, ROBERT T. STEWART, EDWARD J. MOONEY,

ROBERT J. DAY and ROBERT G. WALLACE as indicated below:

            VIA HAND DELIVERY

            c/o The Corporation Trust Co.
            1209 Orange Street
            Wilmington, DE  19801




                                              _______________________
                                              Elaine C. Reilly